Exhibit 99.1

Vision Marine Technologies Signs Letter of Intent for

Proposed Business Combination with an Undisclosed Counterparty

Proposed combination would create a publicly traded platform expanding the Vision Marine platform of artificial intelligence, autonomous systems, electrification and next-generation marine with the addition of the unmanned aerial vehicles and defense technologies of the counterparty.

Counterparty shareholders would own approximately 97.1% and existing Vision Marine securityholders approximately 2.9% at closing based on the base transaction consideration and before giving effect to the proposed financing, with additional contingent consideration available to Vision Marine securityholders.

BOISBRIAND, QC, Aug. 24, 2026 /PRNewswire/ -- Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) ("Vision Marine" or the "Company") today announced that it has entered into a non-binding letter of intent dated August 20, 2026 (the "LOI") with a privately held operating company (the "Counterparty") regarding a proposed business combination. The proposed transaction is expected to be structured as a reverse takeover of Vision Marine and would result in a change of control of the Company.

Existing Vision Marine securityholders are expected to retain approximately 2.9% of the combined company at closing, before giving effect to a proposed concurrent financing and before giving effect to additional contingent consideration available to Vision Marine securityholders tied to future performance milestones. The parties intend for the combined company's common shares to remain listed on the Nasdaq Capital Market, subject to Nasdaq's approval of an initial listing application, with completion also subject to TSX acceptance.

The identity of the Counterparty and the additional commercial terms of the proposed transaction remain confidential pending completion of due diligence and the negotiation and execution of definitive transaction documents. The LOI does not obligate either party to consummate the proposed transaction. Completion remains subject to, among other things, satisfactory completion of due diligence, negotiation and execution of definitive agreements, receipt of required board, shareholder and regulatory approvals, stock exchange approval, and completion of a concurrent financing. The parties intend to work toward executing definitive agreements on or before October 15, 2026 and completing the proposed transaction on or before December 31, 2026. There can be no assurance that either milestone will be achieved or that the proposed transaction will be completed on the terms described, or at all.

From Electrification to Intelligence and Autonomy

Vision Marine believes electrification represents one stage in the evolution of marine propulsion, while artificial intelligence, autonomous navigation, advanced sensing and secure communications are beginning to transform how vehicles operate in the air, on the water and across defense environments.

"Vision Marine has always been built around anticipating where technology is going next," said Alexandre Mongeon, Chief Executive Officer of Vision Marine. "We entered electric propulsion because we believed electrification would reshape the marine industry. Today, we see another transformation underway as artificial intelligence, autonomy, sensing and secure communications change how vehicles operate across multiple environments."

"We started with electrification. We believe the next chapter is intelligence and autonomy," Mongeon added.

Defense and Autonomous-Systems Opportunity

Governments and defense organizations are increasingly focused on unmanned, autonomous and counter-unmanned systems across aerial, maritime, surface and underwater environments.

According to information provided by the Counterparty, the Counterparty is developing and integrating a range of unmanned and autonomous systems, with a focus on aerial, for defense, government and critical-infrastructure applications.

The parties believe the proposed combination could position the combined company to pursue opportunities as the United States, NATO members and allied nations expand their focus on unmanned and autonomous defense capabilities.

According to the Counterparty, the reported opportunity is connected to engagement concerning allied defense requirements and a potential sovereign and export-credit financing pathway intended to support scaled procurement, manufacturing and delivery.

The Counterparty's estimate of potential annualized demand is significant. It does not constitute revenue recognized by Vision Marine, contracted backlog, guaranteed future revenue or an unconditional purchase commitment. It also does not represent a funding commitment, credit approval or sovereign guarantee from any government, export-credit agency or sovereign entity.

Realization of the reported opportunity would depend on procurement decisions, financing, definitive contracts, manufacturing capacity, delivery, acceptance, export approvals and geopolitical conditions. The information was supplied by the Counterparty and remains subject to Vision Marine's due-diligence review.

Proposed Transaction

The LOI contemplates a reverse takeover through a share exchange and plan of arrangement under applicable corporate legislation, or another structure agreed upon by the parties.

Based on initial estimates, the Counterparty's shareholders would own approximately 97.1% and existing Vision Marine securityholders approximately 2.9% of the combined company at closing.

Vision Marine's base value remains subject to an agreed net-asset test and closing adjustments. The LOI also contemplates up to 2.8% of additional contingent share consideration tied to maritime autonomy and military or government sales milestones. If fully earned, the contingent consideration could increase the interest attributable to existing Vision Marine securityholders to approximately 5.7%.

The final exchange ratio and number of Vision Marine common shares to be issued will be established in the definitive agreements and disclosed in a subsequent news release.

The proposed transaction is an Arm's Length Transaction under the policies of the TSXV. No director, officer, insider or controlling shareholder of Vision Marine has a material interest in the Counterparty or the proposed consideration other than as a Vision Marine securityholder generally.

Financing and Closing Conditions

Completion remains subject to numerous conditions, including:

•	mutual due diligence and negotiation of definitive agreements;
•	approval by the boards of Vision Marine and the Counterparty;
•	Vision Marine shareholder approval;
•	Stock exchange approval of the transaction;
•	completion of required audited financial statements and transaction disclosure;
•	completion of a concurrent or pre-closing financing of at least US$25 million;
•	the Counterparty obtaining at least US$100 million of aggregate binding purchase orders for 2027 deliveries;
•	confirmation of Vision Marine's agreed net-asset requirements;
•	receipt of required court, lender, regulatory and third-party approvals; and
•	other customary closing conditions.

The US$100 million purchase-order threshold is a future condition to the proposed transaction. It does not represent purchase orders currently received, contracted backlog or guaranteed future revenue.

The terms, pricing, securities to be issued and use of proceeds for the proposed financing have not yet been determined. They will be disclosed in a subsequent news release once available.

The parties intend to work toward executing definitive agreements on or before October 15, 2026, and completing the proposed transaction on or before December 31, 2026. There can be no assurance that either milestone will be achieved.

The final role and structure of Vision Marine's existing marine operations will be established through the definitive agreements. Until the transaction is completed, Vision Marine and the Counterparty will continue to operate as separate companies.

The LOI is non-binding with respect to completion of the proposed transaction, except for certain traditional provisions expressly identified as binding. There can be no assurance that definitive agreements will be executed or that the transaction will be completed on the terms currently contemplated or at all.

Resulting Company, Management and Principal Shareholders

The name, capitalization, board composition and management of the combined company remain under negotiation and will be disclosed in a subsequent news release.

Based on the current transaction terms and before giving effect to the proposed financing, the Counterparty's shareholders as a group would own approximately 97.1% of the combined company.

The identities and anticipated ownership percentages of any person expected to hold 10% or more of the combined company's voting securities will be disclosed once the final capitalization and financing terms have been determined.

Advisory Matters

ThinkEquity is serving as financial advisor to Vision Marine in connection with the proposed transaction. Any fees payable in connection with the proposed transaction that are required to be disclosed under applicable TSXV policies will be disclosed in a subsequent news release.

Subsequent Disclosure

Vision Marine intends to issue a further news release upon execution of definitive agreements containing additional information concerning the final transaction structure, exchange ratio, financing, capitalization, principal shareholders, directors and officers, sponsorship and other material terms.

The Company will also provide status updates concerning the proposed transaction at least every 30 days, or as otherwise required under TSXV policies.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) is a marine technology and recreational boating company. Vision Marine develops the E-Motion™ high-voltage electric propulsion system and operates Nautical Ventures, a multi-brand recreational boating retail and service platform with locations across Florida.

About the Counterparty

The Counterparty is a privately held defense-technology company. Further information concerning the Counterparty will be provided upon execution of definitive agreements.

Important Information Regarding the Proposed Transaction

Completion of the proposed transaction is subject to a number of conditions, including TSXV acceptance and, if applicable, disinterested shareholder approval. Where applicable, the proposed transaction cannot close until the required shareholder approval has been obtained. There can be no assurance that the proposed transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the proposed transaction, information released or received concerning the proposed transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Vision Marine should be considered highly speculative.

This news release does not constitute a solicitation of any proxy, consent or authorization concerning the proposed transaction, or an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws, including statements concerning the proposed transaction; its structure, attributed values, ownership percentages, financing, contingent consideration and timing; required approvals; continued Nasdaq listing; the Counterparty's reported demand and potential procurement and financing pathways; opportunities involving autonomous systems, defense technology and maritime autonomy; and the future role of Vision Marine's existing operations.

Forward-looking statements are based on current expectations and assumptions and involve substantial risks and uncertainties. Actual results could differ materially due to factors including the possibility that definitive agreements are not executed; due-diligence findings; changes to the proposed terms or ownership percentages; failure to obtain required purchase orders, financing, shareholder approval, TSXV acceptance, Nasdaq approval or other required approvals; inability to satisfy Nasdaq's listing requirements; government-procurement, manufacturing, supply-chain, technology-development and integration risks; geopolitical developments; export-control requirements; customer acceptance; competition; and the other risks described in Vision Marine's filings with the U.S. Securities and Exchange Commission and applicable Canadian securities regulators.

Information concerning the Counterparty's operations, reported demand and business plans was supplied by the Counterparty and remains subject to Vision Marine's due-diligence review. It should not be interpreted as guaranteed revenue, contracted backlog or future financial performance of the Counterparty, Vision Marine or the proposed combined company.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Vision Marine undertakes no obligation to update them except as required by applicable law.